CDK Global Holdings, LLC

1950 Hassell Road

Hoffman Estates, IL 60169

September 17, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	CDK Global Holdings, LLC
Form 10
File No. 001-36486

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), CDK Global Holdings, LLC, a Delaware limited liability company (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form 10, as amended (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on Thursday, September 18, 2014, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Act, the reasons for this request are as follows: (i) the board of directors of Automatic Data Processing, Inc. (“ADP”), the Company’s parent company, has set (a) the record date for the spin-off of the Company, September 24, 2014, (b) the distribution date for the spin-off, September 30, 2014, and (c) the distribution ratio for the spin-off, one share of Company common stock for every three shares of ADP common stock; and (ii) ADP and the Company wish to immediately commence the process of printing and mailing the Information Statement, which is an exhibit to the Registration Statement.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If the Staff has any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124 or Noah A. Gold of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3495. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Huntington or Mr. Gold, with written confirmation sent to the address listed on the cover page of the Registration Statement.

Very truly yours,

By:	/s/ Steven J. Anenen
Name: Steven J. Anenen
Title: President and Chief Executive Officer